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                  JOSE RAMON MAS HOLDING I LIMITED PARTNERSHIP
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                                   Neff Corp.
                ------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock (par value $0.01 per share)
                ------------------------------------------------
                          (Title Class of Securities)


                                 --------------
                                 (CUSIP Number)



                                  May 21, 1998
                                  ------------
             Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ] Rule 13d-1(b)

     [  ] Rule 13d-1(c)

     [X]  Rule 13d-1(d)



----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                     13G                           Page 2 of 5 Pages



--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kevin P. Fitzgerald


--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


--------------------------------------------------------------------------------
NUMBER OF      5.   SOLE VOTING POWER
                    757,220
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
                    1,500,000
OWNED BY
               -----------------------------------------------------------------
EACH           7.   SOLE DISPOSITIVE POWER
                    757,220
REPORTING
               -----------------------------------------------------------------
PERSON         8.   SHARED DISPOSITIVE POWER
                    1,500,000
WITH

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,257,220


--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.7%


--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

Item 1

     (a)  Name of Issuer
          Neff Corp.

     (b) Address of Issuer's Principal Executive Offices
         3750 N.W. 87th Avenue
         Miami, FL  33178

Item 2

     (a)  Name of Person Filing

          The person filing this Schedule 13G is Kevin P. Fitzgerald.

     (b)  Address of Principal Business Office or, if none, Residence

          The  principal business address for Mr. Fitzgerald is:
          3750 N.W. 87th Avenue
          Miami, FL 33178

     (c)  Citizenship

          Mr.  Fitzgerald is a United States citizen.

     (d)  Title of Class of Securities

          Class A Common Stock, par value $0.01 per share

     (e)  CUSIP Number

          Not  applicable.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not  Applicable

Item 4. Ownership

     (a)  Amount Beneficially Owned

          Mr. Fitzgerald beneficially owns a total of 2,257,220 shares of the Class A Common Stock, par value $.01 of Neff Corp. (the "Shares").

     (b)  Percent of Class

          Mr. Fitzgerald beneficially owns 10.7% of the Class A Common Stock, par value $.01 of Neff Corp.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               Mr. Fitzgerald has the sole power to direct the vote of an aggregate of 757,220 Shares.

          (ii) shared power to vote or to direct the vote

               Mr.  Fitzgerald  shares  power to  direct  the vote of  1,500,000
          Shares.

          (iii) sole power to dispose or to direct the disposition of

               Mr. Fitzgerald has the sole power to dispose of 757,220 Shares.

          (iv) shared power to dispose or to direct the disposition of

               Mr. Fitzgerald shares power to dispose of 1,500,000 Shares.

Item 5. Ownership of Five Percent or Less of a Class

          Not  Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not  Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not  Applicable

Item 8. Identification and Classification of Members of the Group

          Not  Applicable

Item 9. Notice of Dissolution of Group

          Not  Applicable

Item 10. Certification

          Not  Applicable

Note: Section 240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to Section 240.13d-1(b), (c) and (d) and amendments thereto filed pursuant to Section 240.13d-2.

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 /S/Kevin P. Fitzgerlad
                                 ---------------------
                                 KEVIN P. FITZGERALD

                                 Dated: February 16, 1999